March 12, 2025

Kim McManus

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: GraniteShares ETF Trust (the “Trust” or the “Registrant”) File Nos. 333-214796, 811-23214

Dear Ms. McManus:

On March 6, 2025, GraniteShares ETF Trust (the “Trust” or “Registrant”), on behalf of GraniteShares 2x Long ADBE Daily ETF, GraniteShares 2x Short ADBE Daily ETF, GraniteShares 2x Long AMC Daily ETF, GraniteShares 2x Long ARM Daily ETF, GraniteShares 2x Long AVGO Daily ETF , GraniteShares 2x Short AVGO Daily ETF, GraniteShares 2x Long CCL Daily ETF, GraniteShares 2x Short CCL Daily ETF, GraniteShares 2x Long CRWD Daily ETF, GraniteShares 2x Short CRWD Daily ETF, GraniteShares 2x Long DELL Daily ETF, GraniteShares 2x Short DELL Daily ETF, GraniteShares 2x Long GME Daily ETF, GraniteShares 2x Long INTC Daily ETF, GraniteShares 2x Short INTC Daily ETF, GraniteShares 2x Long LLY Daily ETF, GraniteShares 2x Short LLY Daily ETF, GraniteShares 2x Long MSTR Daily ETF, GraniteShares 2x Long MU Daily ETF, GraniteShares 2x Short MU Daily ETF, GraniteShares 2x Long NFLX Daily ETF, GraniteShares 2x Short NFLX Daily ETF, GraniteShares 2x Long NVO Daily ETF, GraniteShares 2x Short NVO Daily ETF, GraniteShares 2x Long PANW Daily ETF, GraniteShares 2x Short PANW Daily ETF, GraniteShares 2x Long QCOM Daily ETF, GraniteShares 2x Short QCOM Daily ETF, GraniteShares 2x Long SMCI Daily ETF, GraniteShares 2x Short SMCI Daily ETF, GraniteShares 2x Long TSM Daily ETF, and GraniteShares 2x Short TSM Daily ETF (the “Funds”) filed a Post-Effective Amendment #83 to the Trust’s Registration Statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended to delay effectiveness of Post-Effective Amendment #73.

In a telephone conversation on March 7, 2025, you provided comments to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language to a Fund’s prospectus is in italics and deleted language appears struck through.

Comment 1: Pursuant to Rule 485(b), a BXT filing delays effectiveness thirty days or less. If in thirty days, the Trust wishes to delay effectiveness further, another BXT would need to be filed for each filing, respectively. Please respond to this comment in EDGAR to reflect the Trust’s understanding of the Comment.

Response: The registrant understands the comments and has revised the delay of effectiveness to 30 days.

March 12, 2025

If you have any questions, please call the undersigned at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla